February 19, 2013

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Inergy Midstream, L.P. and NRGM Finance Corp.

Registration Statement on Form S-3

Filed January 9, 2013

File No. 333-185946

Inergy L.P.

Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2012

Filed November 21, 2012

File No. 001-34664

Inergy Midstream, L.P.

Current Report on Form 8-K

Filed December 13, 2012

File No. 001-35377

Ladies and Gentlemen:

Set forth below are the responses of Inergy Midstream, L.P. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 8, 2013, with respect to the Registration Statement on Form S-3, File No. 333-185946, filed with the Commission on January 9, 2013 (the “Registration Statement”); Inergy L.P.’s (“NRGY”) Annual Report on Form 10-K, File No. 001-34664, filed with the Commission on November 21, 2012 (the “Form 10-K”); and the Company’s Current Report on Form 8-K, filed with the Commission on December 13, 2012 (the “Form 8-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement, the Form 10-K, and the Form 8-K unless otherwise specified.

TWO BRUSH CREEK BLVD., SUITE 200 • KANSAS CITY, MISSOURI 64112 • 816-842-8181

Inergy Midstream, L.P. and NRGM Finance Corp. Registration Statement on Form S-3

General

1.	Please confirm that you will file as an exhibit to the registration statement, prior to any takedown of the shelf offering, an unqualified opinion of counsel as to the legality of the takedown. Please see part II.B.2 of the Staff Legal Bulletin No. 19, available at our web-site.

RESPONSE:

We acknowledge the Staff’s comment, and confirm that, prior to any takedown of the shelf offering, we will file as an exhibit to the Registration Statement an unqualified opinion of counsel as to the legality of the takedown.

2.	Please note that we expect for you to address all issues raised in the comments issued below concerning Inergy L.P.’s Form 10-K for the fiscal year ended September 30, 2012 and Inergy Midstream, L.P.’s Form 8-K before you request acceleration of effectiveness of this registration statement. To the extent comments issued in our concurrent review of Inergy L.P.’s Form 10-K for the fiscal year ended September 30, 2012 and Inergy Midstream, L.P.’s Form 8-K also apply to your registration statement, please revise your registration statement accordingly.

RESPONSE:

We acknowledge the Staff’s comment, and undertake to address all issues raised in the comments issued by the Staff concerning the Form 10-K and the Form 8-K before we request acceleration of effectiveness of the Registration Statement.

3.	Please provide disclosure in compliance with the requirements of Rule 3-10 of Regulations S-X. If you believe you should not be required to present condensed consolidated financial information in the manner described in Rule 3-10, please provide us with the basis for that belief and the attendant facts and circumstances. Your description should include an explanation of the company’s structure, the nature of operations and assets of the parent company and of each of the guarantor subsidiaries, and the existence and significance of non-guarantor subsidiaries.

RESPONSE:

We acknowledge the Staff’s comment and respectfully note that pursuant to Note 1 to Rule 3-10(f) of Regulation S-X, we are not required to present condensed consolidated financial information in the manner described in Rule 3-10 of Regulation S-X. Rule 3-10(f) of Regulation S-X provides an exception to the general rule set forth in Rule 3-10(a)(1) of Regulation S-X that every guarantor of a registered security must file the financial statements required for a registrant by Regulation S-X. Rule 3-10(f) provides that that when a parent company issues securities and more than one of its subsidiaries guarantees those securities, financial statements of the subsidiary guarantors need not be included in the parent company’s registration statement, annual report or quarterly report if:

1.	Each of the subsidiary guarantors is 100% owned by the parent company issuer;

2.	The guarantees are full and unconditional;

3.	The guarantees are joint and several; and

4.	The parent company’s financial statements are filed for the periods specified by Rule 3-01 and Rule 3-02 and include, in a footnote, condensed consolidating financial information for the same periods with a separate column for:

i.	The parent company;

ii.	The subsidiary guarantors on a combined basis;

iii.	Any other subsidiaries of the parent company on a combined basis;

iv.	Consolidating adjustments; and

v.	The total consolidated amounts.

We note that all of the subsidiary guarantors are wholly-owned subsidiaries of the Company, the guarantees are full and unconditional (with respect to the full and unconditional nature of the guarantees, we direct the Staff to our response set forth to the Staff’s comment no. 7 set forth below) and the guarantees are joint and several. In addition, Note 1 to paragraph (f) of Rule 3-10 provides that, in lieu of providing condensed consolidating financial information, the parent company’s financial statements may include a footnote stating that the parent company has no independent assets or operations, the guarantees are full and unconditional and joint and several and any subsidiaries of the parent company other than the subsidiary guarantors are minor. The Company provided the disclosure specified in Note 1 to Rule 3-10(f) in footnote 5 to its financial statements for the quarter ended December 31, 2012, included in the Company’s Quarterly Report on Form 10-Q, filed with the Commission on February 6, 2013 (the “Form 10-Q”).

Prospectus

Incorporation By Reference, page 2

4.	Please include the Current Reports on Form 8-K filed on November 5, 2012 and November 20, 2012 in the list of documents incorporated into the registration statement by reference. See Item 12(a)(2) of Form S-3.

RESPONSE:

We acknowledge the Staff’s comment, and will include the Current Reports on Form 8-K filed on November 5, 2012 and November 20, 2012 in the list of documents incorporated into the Registration Statement by reference in an amendment to the Registration Statement.

Selling Unitholders, page 50

5.	We note that the selling unitholder in the resale offering is Inergy, LP, which appears to be an affiliate that indirectly controls your general partner, NRGM GP, LLC. You disclose that NRGM GP, LLC owns approximately 65.7% of your common units representing limited partnership interests as of December 31, 2012, and that Inergy, LP is offering for resale 56,398,707 common units. It appears that this transaction may not be eligible to be made on a shelf basis under Rule 415(a)(1)(i) of the Securities Act of 1933 and instead represents a primary offering. Please advise us of your basis for determining that the transaction is eligible under Rule 415. In your analysis, please also describe in greater detail the relationship of the selling unitholder with Inergy Midstream LP, including an analysis of whether the selling unitholder is the parent and an affiliate of Inergy Midstream LP. Alternatively, please identify the selling unitholder as an underwriter and disclose that this is a primary offering. See Question 212.15 of our Securities Act Rules Compliance and Disclosure Interpretations.

RESPONSE:

We acknowledge the Staff’s comments, and respectfully submit that, for the reasons set forth below, we believe that the offering of common units for sale by NRGY pursuant to the Registration Statement will constitute a valid secondary offering and the common units are being offered on behalf of NRGY.

Structure of the Company; History of the Investment

NRGY, the selling unitholder, is a Delaware limited partnership that was formed in March 2001. NRGY formed the predecessor entity to the Company, Inergy Midstream LLC, as a Delaware limited liability company in 2005 and as a wholly-owned subsidiary of NRGY, to hold certain of NRGY’s storage and transportation operations (the “Formation Transactions”). The Company remained a wholly-owned subsidiary of NRGY until the time of the Company’s initial public offering in December 2011. NRGY has held its investment since the time of the Formation Transactions for investment purposes and not with a view toward distribution. In anticipation of the Company’s initial public offering (the “IPO”) in December 2011, the Company was converted to a Delaware limited partnership. In connection with the IPO, the Company issued to NRGY an aggregate of 55,925,000 common units, representing a 75.2% limited partner interest in the Company, and all of our incentive distribution rights.

Analysis

Compliance and Disclosure Interpretation 612.09 (the “C&DI”) reads, in part, “[t]he question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds.”

The C&DI lays out six factors for consideration:

1.	how long the selling shareholders have held the shares

2.	the circumstances under which they received them,

3.	their relationship to the issuer,

4.	the amount of shares involved,

5.	whether the sellers are in the business of underwriting securities, and

6.	finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

In our view, based on a proper consideration of these factors, the offering of common units contemplated by the Registration Statement is a valid secondary offering. Moreover, we believe a proper consideration of these factors should focus on the investment by NRGY in the Company at the time of the Formation Transactions, and not just the issuance of common units to NRGY in the recapitalization that occurred in connection with the IPO. The factors are addressed in turn below.

How long NRGY has held the units and the circumstances under which they received them

The original investment by NRGY into the Company’s business occurred in 2005 (notwithstanding the fact that the units being registered were acquired in a pre-IPO recapitalization in December 2011). The investment in the Company by NRGY was undertaken for investment purposes, and NRGY has borne the risk of ownership for a substantial period of time.

NRGY’s relationship to the Company

Immediately before the proposed secondary offering, NRGY will own approximately 65.7 percent of the Company’s units and 100 percent of the membership interests of the Company’s general partner. However, notwithstanding that NRGY is the parent of the Company, we believe the proposed offering is a genuine secondary offering given the fact that NRGY is not acting as a conduit for the Company. Moreover, unlike a subsidiary that receives funding from its parent, the Company does not expect to receive funding from NRGY at any time in the future. The Company has no commitment, agreement, arrangement or understanding with NRGY regarding a distribution of the units included in the Registration Statement, and NRGY will not collect a fee, commission or other payment from the Company in exchange for selling the units.

The amount of units involved

NRGY has requested that the Company register for sale all of the common units it holds in the Company on the Registration Statement; however, NRGY has not informed the Company of any determination it has made as to the number of common units it intends to ultimately offer for sale pursuant to the Registration Statement. It is important to remember that the number of units involved in the proposed offering is only one factor cited in the C&DI to be considered. The Company notes that the Staff has previously taken the position that even a single affiliate holding as much as 73 percent of the equity of an issuer may undertake a valid secondary offering if circumstances do not otherwise indicate that the affiliate is acting as an underwriter. See C&DI 612.12. In order for the Staff to determine that the offering is a primary offering being made on behalf of Company, by definition the Staff must conclude that NRGY is seeking to effect a distribution of the units on behalf of the Company. If the Staff’s concern is that a distribution on behalf of the Company is taking place in the current case, the number of units being registered should be one of the less important factors in the Staff’s analysis. An illegal distribution of units can take place regardless of the number of units involved in a proposed secondary offering.

Whether NRGY is in the business of underwriting securities

NRGY is not in the business of underwriting securities. NRGY’s operations consist of certain energy midstream infrastructure and an NGL marketing, supply and logistics business. NRGY has held risk of loss with respect to its investment in the Company for approximately eight years, and even after any proposed offering of the common units held by NRGY, it will continue to bear risk of ownership with respect to its investment through its ownership of the incentive distribution rights. The Company will receive no proceeds from the offering of securities by NRGY.

Whether NRGY is acting as a conduit for the Company

In light of the above discussion and facts, the Company respectfully submits that the offering of units by NRGY constitutes a valid secondary offering. NRGY made a decision to invest in the Company in 2005 and has held its investment for approximately eight years. NRGY is in no sense an alter ego of the Company or acting as a conduit for the Company. This registration has none of the indicia of abuse which the Staff has focused on in the past when evaluating whether secondary offerings are actually disguised primary offerings. The Company will receive no financial benefits from the offering.

6.	We note that you have identified a few of your selling unitholders as affiliates of broker-dealers. For a selling unitholder that is an affiliate of a broker-dealer, the prospectus must state, if true, that: (1) the seller purchased in the ordinary course of business, and (2) at the time of purchase of the securities, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements, please disclose that the selling unitholders are underwriters and revise your disclosure accordingly.

RESPONSE:

We acknowledge the Staff’s comment and undertake to revise the disclosure in an amendment to the Registration Statement to state that (1) the selling unitholders that are affiliates of broker-dealers purchased the common units in the ordinary course of business and (2) at the time of purchase of the common units, the selling unitholders that are affiliates of broker-dealers had no agreements or understandings, directly or indirectly, with any person, to distribute the securities.

Exhibit 4.1 and 4.2

7.	We note that your subsidiary guarantors may in some circumstances be released from their obligations to guarantee the notes issued in your offering. In order to rely on the exceptions contained in Rule 3-10 of Regulation S-X, subsidiary guarantors may only be released from their guarantees in customary circumstances. In light of the above, please provide us with your analysis as to how the guarantees constitute “full and unconditional” guarantees, with a view to understanding how the guarantees satisfy the requirements of Rule 3-10 of Regulation S-X. Please discuss each release provision in individual detail. For additional guidance, refer to Section 2510.4 and Section 2510.5 of the Financial Reporting Manual located on our website.

RESPONSE:

We acknowledge the Staff’s comment and respectfully submit that we considered the guidance set forth in SEC Release Nos. 33-7878; 34-43124, Financial Statements and Periodic Reports For Related Issuers and Guarantors, including Section III.A.1.b thereof regarding the meaning of “full and unconditional.” It is our understanding that it is the view of the Staff that a guaranty is not “full and unconditional” if it contains automatic release provisions, including those that are common in high yield notes indentures. Notwithstanding this view, the Staff has allowed issuers to continue to rely on Rule 3-10(f) when the other requirements of such rule are met and the release provisions are limited to customary circumstances described in Section 2510.5 of the Financial Reporting Manual. The forms of indenture that will govern notes issued pursuant to the Registration Statement provide that the guarantees of our subsidiary guarantors will be released in the following circumstances, as set forth in Section 14.04(a) of the forms of indenture filed as Exhibits 4.1 and 4.2 to the Registration Statement:

•

in connection with any sale, exchange or transfer, whether by way of merger or otherwise, to any person that is not an affiliate of the Partnership, of all of the Partnership’s direct or indirect limited partnership or other equity interests in that guarantor (provided such sale, exchange or transfer is not prohibited by the relevant indenture).

Analysis: This is the same as the first bullet point in Section 2510.5 of the Financial Reporting Manual and is thus an acceptable circumstance under which a guarantee may be released.

•

in connection with the merger of that guarantor into either of the Issuers or any other guarantor or the liquidation and dissolution of that guarantor (in each case to the extent not prohibited by the relevant indenture).

Analysis: If this event were to occur the assets of the merging guarantor would be owned by either the Company or another guarantor and, as a result, would still be securing the notes. We believe this is a customary circumstance under which a guarantee may be released and does not impact the “full and unconditional” nature of a guarantee.

•

upon delivery of a written notice to the Trustee of the release or discharge of all guarantees by that guarantor of any debt of the Issuers other than obligations arising under the relevant indenture and any debt securities issued thereunder, except a discharge or release by or as a result of payment under such guarantees.

Analysis: This is the same as the fourth bullet point in Section 2510.5 of the Financial Reporting Manual and is thus an acceptable circumstance under which a guarantee may be released.

In future filings, we will revise our disclosure to describe that any debt that is fully and unconditionally guaranteed by our material subsidiaries is subject to certain customary release provisions, and we will describe those specific release provisions.

Inergy, L.P. Form 10-K for the year ended September 30, 2012

Notes to the Consolidated Financial Statements, page 103

Note 1. Partnership Organization and Basis of Presentation, page 103

Contribution of Retail Propane Operations, page 103

8.	We note that in connection with the contribution of your retail propane operations to Suburban Propane Partners, L.P., you entered into a support agreement pursuant to which you are obligated to provide contingent, residual support of approximately $497 million of aggregate principal amount of the SPH Issuers’ 7.5% senior unsecured notes due 2018. Please tell us how you considered the guidance in ASC 460, Guarantees, and whether you recorded a liability for this agreement. If you do not believe that the substance of this debt support is a guarantee, please provide us with your analysis of the applicable accounting guidance. Additionally, please tell us why you have not discussed this debt support within the Liquidity section of your MD&A.

RESPONSE:

We acknowledge the Staff’s comment. In determining the appropriateness of recording a liability related to the contingent, residual support obligation under the support agreement with Suburban Propane Partners, L.P. (“SPH”), we considered the guidance set forth in ASC 460.

The support agreement provides that in the event that SPH and Suburban Energy Finance Corp. (together, the “SPH Issuers”) fail to pay any principal amount of the Supported Debt when due, NRGY will pay directly to, or to the SPH Issuers for the benefit of, the holders (the “Holders”) of the $497 million of aggregate principal amount (the “Supported Debt Principal Amount”) of the SPH Issuers’ 7.5% senior unsecured notes due 2018 (the “2018 SPH Notes” and, such 2018 SPH Notes or any permitted refinancing thereof, the “Supported Debt”) an amount up to the Supported Debt Principal Amount that the SPH Issuers have failed to pay. NRGY will have no obligation to make a payment under the support agreement with respect to any accrued and unpaid interest or any redemption premium or other costs, fees, expenses, penalties, charges or other amounts of any kind whatsoever that shall be due to Holders by the SPH Issuers, whether on or related to the Supported Debt or otherwise.

NRGY will not be obligated to make any payment pursuant to the Support Agreement unless and until each of the following has occurred: (a) if no bankruptcy proceeding has been commenced with respect to the SPH Issuers, the trustee under the indenture governing the 2018 SPH Notes or other Holder(s) of the Supported Debt shall have (i) brought an action in a court of law having proper subject matter jurisdiction against the SPH Issuers to collect the then outstanding principal amount of the Supported Debt, (ii) obtained a final and non-appealable judgment (including a judgment for which any time to appeal has expired) by such court against the SPH Issuers in respect of the Supported Debt and (iii) levied execution of such judgment against the property of the SPH Issuers, and as a result of such execution received less than payment in full in cash or property of the then outstanding principal amount of the Supported Debt, and (b) if a bankruptcy proceeding has been commenced with respect to the SPH Issuers, the closing of the bankruptcy proceeding after its administration under 11 U.S.C. Section 350(a) shall have occurred and (i) Holders shall have received, after all distributions contemplated by such bankruptcy proceeding or otherwise, less than payment in full in cash or property in respect of the then outstanding principal amount of the Supported Debt and (ii) the then outstanding unpaid principal amount of the Supported Debt shall not have been reinstated pursuant to such bankruptcy proceeding.

In addition, we note that SPH’s pro forma EBITDA (inclusive of the retail propane operations acquired from NRGY) was $373 million for the twelve months ended September 30, 2011 and its pro forma equity balance at March 31, 2012 amounted to $1 billion. Further, NRGY believes that SPH would have the financial flexibility to reduce its distributions in the instance in which it was not sufficiently servicing its debt.

Given the above facts, we do not consider there to be a reasonable possibility of our company making any payment related to the residual support agreement and the weighted average probability of estimated cash flows associated with the residual support agreement is de minimis. As a result, we believe the fair value of our obligation is immaterial to the consolidated financial statements.

In response to the Staff’s comments, in our future Annual Report on Form 10-K filings where the residual support obligation is outstanding, we will revise our disclosure in the “Liquidity” section of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to add a discussion of this obligation.

Principles of Consolidation, page 104

9.	We read that you have not reported your retail propane operations as discontinued because your involvement with these operations subsequent to sale is expected to be material due to a propane supply arrangement between you and SPH. Please explain to us in reasonable detail the nature of your continuing involvement in these retail propane operations, including describing the propane supply arrangement. Describe any revenues and expenses that you expect to incur subsequent to this sale, and estimate the annual amount of such revenues and expenses. Based on this information, explain to us why your MD&A narrative describes the decrease in revenue resulting from the contribution of the propane business to SPH and does not describe the impact on your results from your continuing involvement.

RESPONSE:

We acknowledge the Staff’s comment and respectfully note that the Company does not currently have any involvement in the disposed retail propane business other than with respect to the supply of propane to SPH on a wholesale basis. ASC 205 does not provide any bright lines as to what would represent significant continuing involvement with disposed operations, but implies that significance would be met if expected ongoing gross cash flows are in the range of 5%-20% (or higher). Under the Company’s most conservative range of estimates, the expected involvement with the disposed operations would clearly meet the definition of being significant as defined by ASC 205 and therefore we were prohibited from presenting the retail propane business as a discontinued operation due to the continuation of cash flows which were expected to be significant. At the time of the filing of the Form 10-K, NRGY expected the continuation of cash flows to be in the range of 5% to 20% (or higher) and we were unable to provide a meaningfully accurate estimate of the revenues and expenses that NRGY expected to incur pursuant to the propane supply arrangement (the “Supply Arrangement”) between NRGY and SPH, as the Supply Arrangement contains no minimum purchase commitments and NRGY had no material prior commercial relationship with SPH that would have provided an accurate basis upon which to estimate potential revenues or expenses. The narrative disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Form 10-K did not describe the impact on NRGY’s results from continuing involvement in the retail propane operations because NRGY’s internal estimates of the range of future impact to revenues was so wide that NRGY did not feel that it would provide meaningful information to investors.

We note that NRGY did provide narrative disclosure with respect to the impact of the Supply Arrangement on revenues and expenses in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Form 10-Q, and will continue to provide similar disclosure in future filings as appropriate.

Note 13. Commitments and Contingencies, page 128

10.	We note your discussion of the complaint filed by Anadarko Petroleum Corporation against you regarding an option to acquire an ownership interest in the MARC I Pipeline. Please tell us how you considered disclosing an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Please also apply this comment to Inergy Midstream, L.P.

RESPONSE:

We acknowledge the Staff’s comment, and respectfully advise the Staff that with respect to legal matters, the Company records a liability when it believes that it is both probable that a loss has been incurred, and the amount can be reasonably estimated. As a general matter, with respect to the Company’s outstanding legal matters for which an accrual has not been made, either (A) the Company is unable to estimate an amount or range of reasonably possible loss due to various reasons, including, among others, that (1) the proceedings are in early stages, (2) there is uncertainty as to the outcome of pending appeals, motions, or settlements, (3) there are significant factual issues to be resolved, (4) there are novel legal issues presented, or (5) the Company has meritorious defenses that it intends to assert, or (B) the aggregate amount or range of reasonably possible loss that is estimable is not material. At this time, we are unable to estimate the possible loss or range of loss with respect to the complaint filed by Anadarko Petroleum Corporation because the proceeding is in the early stages and the Company has meritorious defenses that it intends to assert. In response to the Staff’s comments, in our future Annual Report on Form 10-K and Quarterly Report on Form 10-Q filings, we will disclose the following (updated as appropriate from period to period) as it relates to Anadarko (items in bold and underlined represent additional language to previous disclosure):

“Note 13. Commitments and Contingencies

Inergy is periodically involved in litigation proceedings. If Inergy determines that a negative outcome is probable and the amount of loss is reasonably estimable, then it accrues the estimated amount. The results of litigation proceedings cannot be predicted with certainty; however, management believes that Inergy does not have material potential liability in connection with these proceedings that would have a significant financial impact on its consolidated financial condition, results of operations or cash flows. However, Inergy could incur judgments, enter into settlements or revise its expectations regarding the outcome of certain matters, and such developments could have a material adverse effect on Inergy’s results of operations or cash flows in the period in which the amounts are paid and/or accrued.

Any loss estimates are inherently subjective, based on currently available information, and are subject to management’s judgment and various assumptions. Due to the inherently subjective nature of these estimates and the uncertainty and unpredictability surrounding the outcome of legal proceedings, actual results may differ materially from any amounts that have been accrued.

In June 2010, Inergy Midstream and CNYOG entered into a letter of intent with Anadarko Petroleum Corporation (“Anadarko”) which contemplated that, subject to certain conditions, Anadarko may exercise an option to acquire up to a 25% ownership interest in the MARC I pipeline. On September 23, 2011, Anadarko filed a complaint against the Company and CNYOG in the Court of Common Pleas in Lycoming County, Pennsylvania (Cause No. 11-01697) alleging that (i) Anadarko had an option to acquire, and timely exercised its option to acquire, a 25% ownership interest in the MARC I pipeline, (ii) the Company refused to enter into definitive agreements under which Anadarko would acquire a 25% interest in the pipeline and, by doing so, the Company breached the letter of intent, and (iii) by refusing to enter into definitive agreements, the Company breached a duty of good faith and fair dealing in connection with the letter of intent. Based on these allegations, Anadarko seeks various remedies, including specific performance of the letter of intent and monetary damages.

The Company filed its answer to Anadarko’s complaint on January 17, 2012 and discovery is ongoing. The Company believes that Anadarko’s claims are without merit and intends to vigorously defend themselves in the lawsuit. Because this litigation is in the early stages of the proceedings, the Company is unable to estimate a reasonably possible loss or range of loss in this matter. Moreover, the Company believes that it has meritorious defenses that it intends to assert.

11.	We note your disclosure on page 30 regarding certain indemnification obligations to Suburban Propane Partners pursuant to an agreement entered into in connection with your contribution of your retail propane operations. Please tell us how you considered recording or disclosing any loss contingencies related to these indemnification obligations.

RESPONSE:

We acknowledge the Staff’s comment and respectfully note that NRGY considered the guidance in ASC 450 in determining whether or not to record any loss contingency related to NRGY’s indemnification obligations pursuant to the contribution agreement entered into with the contribution of its retail propane operations to SPH. NRGY is not currently aware of any obligations arising from these indemnification obligations, and is not aware of any events or circumstances that would be expected to give rise to such an obligation. As a result, NRGY determined that a probability or reasonably possibility of any payment obligation is remote and therefore determined not to record a loss contingency. We further advise the Staff that NRGY will provide disclosure in accordance with ASC 450 should we reach a different conclusion in the future.

Inergy Midstream, L.P. Form 8-K filed December 13, 2012

Exhibit 99.2

Pro forma adjustments

(a)

12.	Please tell us and clarify for your investors what the $140 million intangible asset recorded in your purchase accounting represents and the expected amortization period.

RESPONSE:

We acknowledge the Staff’s comment and note that the $140 million intangible asset recorded in our pro forma financial statements in the Form 8-K represents a combination of acquired customer accounts and contracts and certain non-compete agreements which will be amortized over their useful lives which were estimated to be five years and three years, respectively at the time of the filing of the Form 8-K. We are currently in the process of completing and refining our fair value purchase price allocation with the assistance of a third party valuation specialist. In our financial statements for the three months ended December 31, 2012 included in the Form 10-Q, we disclosed our current preliminary allocation of purchase price to the various assets and liabilities acquired and estimates of amortization expense for these intangible assets and will continue to update this disclosure in our future filings.

(b)

13.	We note that you have reflected the issuance of $500 million in senior unsecured notes and the issuance of $225 million of common units in a private placement. Considering that the purchase price for this acquisition was $425 million, please explain to us how you determined that all of the $725 million in proceeds from these offerings was directly attributable to this transaction and appropriate to include in your pro forma financial statements. Refer to Article 11 of Regulation S-X.

RESPONSE:

We acknowledge the Staff’s comment, and respectfully note that the Company views the issuance of $500 million in senior unsecured notes (the “Notes Offering”) and the issuance of $225 million of common units in a private placement (the “Private Placement”), and the use of the net proceeds from the Notes Offering and the Private Placement, as part of the overall financing transactions associated with the acquisition of Rangeland Energy LLC (“Rangeland”). The consummation of the Notes Offering and the closing of the acquisition of Rangeland was a condition precedent to the closing of the Private Placement and directly attributable to the transaction. The Company believes that including the effect of both financing transactions was the most meaningful presentation for investors, was material information that should be communicated to investors and was compliant with Article 11 of Regulation S-X because they were (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the registrant and (iii) factually supportable.

(d)

14.	We note that you are eliminating $7 million from interest expense that is described as net proceeds used to reduce the outstanding balance of the credit facility. We further note that there was only $2 million in interest expense reflected in the historical financial statements of Inergy Midstream, L.P. and Rangeland Energy, LLC. Please explain to us why you are eliminating more interest than was historically recorded.

RESPONSE:

We acknowledge the Staff’s comment and respectfully note that, while we had $5.0 million of previously capitalized interest ($7.0 million reduction of interest cost less $2.0 of interest expense recognized) from the credit facility as a reduction of interest expense on the credit facility, more appropriately we should have disclosed the $5.0 million as a reduction of interest expense on the newly issued senior unsecured notes as this amount would have been capitalized had the senior notes been outstanding for the entire period and had the credit facility been reduced for the entire period. The pro forma interest expense of $26.4 million would not have been impacted by this disclosure. The interest rate on the senior notes was slightly higher than the interest rate on the credit facility but we determined it was not appropriate to capitalize more interest than historically recorded as the senior unsecured notes were not issued specifically to support expenditures on capital improvement projects.

(h)

15.	We note your adjustment to use net proceeds after payment of the purchase price and acquisition costs to pay down your revolving credit facility. Please tell us if this repayment is required by the terms of the credit facility or another contractual commitment. If not required by a contract, please tell us how you determined that this adjustment was directly related to the transaction and factually supportable. Pro forma adjustments that give effect to actions taken by management or expected to occur after the transaction are generally not appropriate; however, this information may be presented in the footnotes to the pro forma financial statements. Refer to Article 11 of Regulation S-X.

RESPONSE:

We acknowledge the Staff’s comment. The use of the net proceeds from the Notes Offering was not required by the terms of our credit facility or another contractual commitment. However, in preparing the pro forma financial statements to give effect to the acquisition of Rangeland, the Company intended to meet the objective set forth in Rule 11-02(a) of Regulation S-X in providing investors with “information about the continuing impact of a particular transaction by showing how it may have affected historical financial statements if the transaction had been consummated at an earlier time.” We determined that the pro forma adjustment to give effect to the re-payment of amounts outstanding under the credit facility were appropriate because it was (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the registrant and (iii) factually supportable.

The Company views the repayment of amounts outstanding under the credit facility using proceeds from the Notes Offering as part of the overall financing transactions associated with the acquisition of Rangeland, and such repayment was directly attributable to the transaction. The repayment of amounts under the credit facility occurred concurrently with the closing of the acquisition of Rangeland on December 7, 2012, and giving pro forma effect to the repayment of amounts outstanding under the credit facility was appropriate because it is expected to have a continuing impact on the Company, and presenting the pro forma impact of such impact is material to investors in analyzing the future prospects of the Company because it illustrates the possible scope of the change in the Company’s historical financial position and results of operations caused by the transaction.

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Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Gilliam A. Hobson of Vinson & Elkins L.L.P. at (713) 758-3747 or Julian J. Seiguer of Vinson & Elkins L.L.P. at (713) 758-2790.

Very truly yours,

INERGY MIDSTREAM, L.P.

By:	/s/ Michael J. Campbell
Name:	Michael J. Campbell
Title:	Senior Vice President and Chief Financial Officer

Enclosures

cc:	Laura L. Ozenberger, Inergy Midstream, L.P.

Michael D. Lenox, Inergy Midstream, L.P.

Michael V. Post, Inergy Midstream, L.P.

Gillian A. Hobson, Vinson & Elkins L.L.P.

Julian J. Seiguer, Vinson & Elkins L.L.P.